International Agency provides funding toward Project Pioneer’s efforts to advance CCS knowledge around the world

CALGARY, ALBERTA (November 28, 2010) – The Global CCS  Institute today awarded $5-million to TransAlta Corporation (TSX: TA; NYSE: TAC) to share knowledge around the world from Project Pioneer, one of Canada’s leading carbon capture and storage (CCS) projects.

“This funding is global recognition for Project Pioneer and of the leadership shown here in Alberta to reduce emissions and keep our energy resources competitive via CCS,” said Don Wharton, TransAlta’s Vice President of Sustainable Development. “We are extremely pleased to receive support from the Global CCS Institute, which has demonstrated leadership in advancing CCS through knowledge transfer internationally.”

The $5-million AUD funding will help Pioneer both contribute to and access international research and leading-edge knowledge from a global CCS forum.

"Project Pioneer is planned to be among the world's largest CCS projects,” said Nick Otter, CEO of the Global CCS Institute. “As such, any knowledge emerging from the early development and implementation of this project will help accelerate the deployment of other similar efforts worldwide.”

As part of its preliminary consultations with Albertans and Canadians, Project Pioneer has found broad public support for the pursuit of CCS technology, complementing TransAlta’s work to date with the Canada-U.S.Clean Energy Dialogue and Carbon Management Canada.

“Being able to share as we develop and learn with Pioneer is highly valuable to the future of CCS,” Wharton said. “The value of this knowledge exchange for government and industry alike is not just in the technologies but also the necessary regulatory frameworks, public acceptance and project economics.”

Pioneer is a unique partnership between TransAlta Corporation, Capital Power Corporation, Enbridge Inc., Alstom Canada and the Governments of Canada and Alberta to build Canada’s first fully-integrated CCS project in the power sector. When complete, Pioneer is being designed to capture and store one-million tonnes per year of CO2 from Keephills 3, a 450 MW coal-fired power plant 70 kilometres west of Edmonton. This is equivalent to removing 160,000 cars from the road every year.

The 2008 Canada-Alberta ecoENERGY CCS Task Force reported CCS technology could allow Canada to cut its greenhouse gas emissions by as much as 600 million tonnes a year by 2050 — an amount equal to almost three-quarters of Canada’s current annual emissions.

About Project Pioneer

Project Pioneer is among the world’s largest fully-integrated CCS initiatives within the power sector. It will be a near commercial-scale demonstration of all elements of the CCS chain through a unique combination of partners, technology and integration.  Project Pioneer brings together public and private partners who have been leaders on environmental issues for years.

For more information about Project Pioneer visit www.projectpioneer.ca.

Active dialogue and engagement with regional and national stakeholders is a priority for Project Pioneer. As part of its early consultation with Albertans and Canadians TransAlta has identified support is high for CCS, as demonstrated by the following:

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68 per cent of Canadians agree CCS will benefit Canada

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68 per cent agree CCS will allow energy companies to continue their activities while reducing CO2

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69 per cent support the expanded use of coal in Canada with CCS

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81 per cent of Albertans agree that CCS should be a top priority of companies that produce energy

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63 per cent of Albertans believe CCS should be partly supported by funding from government

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76 per cent of Albertans see CCS as having the same level or less risk to other energy infrastructure

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61 per cent support CCS in Pioneer’s local community

About the Global CCS Institute

The Global CCS Institute works with organisations and governments to accelerate the broad deployment of commercial CCS and ensure that the technology plays a role in responding to the world’s need for a low carbon energy future. The interim goal of the Institute is to accelerate the development of 20 commercial-scale integrated demonstration projects.

The Institute plays a key role in knowledge sharing across demonstration projects and is working on enabling the regulatory and policy as well as commercial and financial conditions for CCS to be deployed commercially around the world. It has more than 260 members, some 35 of which are national and regional governments, including Canada and Alberta.

For more information, visit www.globalccsinstitute.com

TransAlta is a power generation and wholesale marketing company focused on creating long-term shareholder value. TransAlta maintains a low-to-moderate risk profile by operating a highly contracted portfolio of assets in Canada, the United States and Australia. TransAlta’s focus is to efficiently operate our biomass, geothermal, wind, hydro, natural gas and coal facilities in order to provide our customers with a reliable, low-cost source of power. For 100 years, TransAlta has been a responsible operator and a proud contributor to the communities where we work and live. TransAlta is recognized for its leadership on sustainability by the Dow Jones Sustainability North America Index, the FTSE4Good Index and the Jantzi Social Index. TransAlta is Canada’s largest investor-owned renewable energy provider.

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For more information:

Media inquiries: Bob Klager Director, Public Affairs Phone: (403) 267-7330 or Email: robert_klager@transalta.com	Investor inquiries: Jess Nieukerk Director, Investor Relations Phone: (403) 267-3607 or Email: jess_nieukerk@transalta.com